                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          PLENUM PUBLISHING CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    729093104
          ------------------------------------------------------------
                                 (CUSIP Number)

                              Mr. Jeffrey K. Smith
                      c/o Kluwer Academic Publishers B.V.
                                Spuiboulevard 50
                               3300 AZ Dordrecht
                                The Netherlands
                          Telephone (011) 31 78 6392283
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of person
                authorized to receive notices and communications)

                                  June 10, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]


                       (continued on following pages)

                            (page 1 of 10 pages)

CUSIP No. 729093104               SCHEDULE 13D                Page 2 of 11 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      PPC Acquisition Corp.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      AF
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power                                    0
  Number of
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power                            536,960
    Each
  Reporting
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power                               0


                        --------------------------------------------------------
                  10    Shared Dispositive Power                       536,960


--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      536,960(1)
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      15.3%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      C0
--------------------------------------------------------------------------------

(1) The Reporting Person disclaims beneficial ownership of such shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 729093104               SCHEDULE 13D                Page 3 of 10 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Kluwer Boston, Inc.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      AF
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Massachusetts
--------------------------------------------------------------------------------
                  7     Sole Voting Power                                    0
  Number of
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power                            536,960
    Each
  Reporting
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power                               0


                        --------------------------------------------------------
                  10    Shared Dispositive Power                       536,960


--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      536,960(1)
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      15.3%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      CO
--------------------------------------------------------------------------------

(1) The Reporting Person disclaims beneficial ownership of such shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 729093104               SCHEDULE 13D                Page 4 of 10 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Wolters Kluwer U.S. Corporation
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      AF
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power                                    0
  Number of
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power                            536,960
    Each
  Reporting
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power                               0


                        --------------------------------------------------------
                  10    Shared Dispositive Power                       536,960


--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      536,960(1)
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      15.3%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      CO
--------------------------------------------------------------------------------

(1) The Reporting Person disclaims beneficial ownership of such shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 729093104               SCHEDULE 13D                Page 5 of 10 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Wolters Kluwer nv
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      BK; WC
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      The Netherlands
--------------------------------------------------------------------------------
                  7     Sole Voting Power                                     0
  Number of
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power                             536,960
    Each
  Reporting
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power                                0


                        --------------------------------------------------------
                  10    Shared Dispositive Power                        536,960


--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      536,960(1)
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      15.3%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      CO
--------------------------------------------------------------------------------

(1) The Reporting Person disclaims beneficial ownership of such shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 10 Pages


      This Statement is filed in replacement of the Statement on Schedule 13D filed by PPC Acquisition Corp, (the "Offeror"), Kluwer Boston, Inc. (the "Parent"), Wolters Kluwer U.S. Corporation ("WKUS") and Wolters Kluwer nv ("Wolters Kluwer") with the Securities and Exchange Commission on June 16, 1998.

Item 1. Security and Issuer.

      The name of the issuer is Plenum Publishing Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 233 Spring Street, New York, New York, 10013.

      The class of equity securities to which this statement relates is the common stock, par value $.10 per share, of the Company. The information set forth in the Introduction of the Offer to Purchase, a copy of which is attached hereto as Exhibit A (the "Offer to Purchase"), is incorporated herein by reference.

Item 2. Identity and Background.

      (a)-(c) and (f) This Statement is filed by the Offeror, a Delaware corporation, the Parent, a Massachusetts corporation, WKUS, a Delaware corporation, and Wolters Kluwer, a corporation organized under the laws of the Netherlands. The information set forth in the Introduction, Section 9 ("Certain Information Concerning Wolters Kluwer, Wolters Kluwer International, WKUS, WK America, the Parent and the Offeror") and Schedule I ("Directors and Executive Officers of Wolters Kluwer, Wolters Kluwer International, WKUS, WK America, the Parent and the Offeror") of the Offer to Purchase is incorporated herein by reference. The address of the principal office of WKUS is 161 North Clark Street, 48th Floor, Chicago, IL 60601.

      (e) and (f) During the last five years, none of WKUS, Wolters Kluwer, Parent or the Offeror and, to the best knowledge of the Parent and the Offeror, none of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

                                                              Page 7 of 10 Pages


Item 4. Purpose of Transaction.

      (a)-(g) and (j) The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

      Pursuant to the Merger Agreement, the Bylaws of the Offeror at the Effective Time shall be the Bylaws of the Surviving Corporation and the officers and directors of the Offeror shall be the initial officers and directors of the Surviving Corporation. The Merger Agreement also provides that the Certificate of Incorporation of the Company at the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation, however, at the Effective Time, the Board of Directors of the Surviving Corporation may elect to reduce the number of authorized shares. It is also expected that the Parent will cause the dividend policy of the Surviving Corporation to be conformed to that of other indirect wholly-owned subsidiaries of WKUS.

      (h) and (i) The information set forth in Section 7 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

      Except as described in the Offer to Purchase, the Merger Agreement, the Purchase Agreements, or the Option Agreement, Wolters Kluwer does not have any plans or proposals which would result in (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (ii) an extraordinary corporate transaction, (iii) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, (v) any material change in the capitalization or the dividend policy of the Company, (vi) any other material change in the Company's corporate structure or business, (vii) changes in the Company's charter, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

      The information set forth in the Introduction, Section 9 ("Certain Information Concerning Wolters Kluwer, Wolters Kluwer International, WKUS, WK America, the Parent and the Offeror"), Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference. As a result of the Offeror's conditional option to purchase the Shares beneficially owned by the stockholders who are party to the five Stock Purchase Agreements, each dated as of June 10, 1998 with the Offeror, each of Wolters Kluwer, WKUS, the Parent and the Offeror may be deemed to beneficially own, and have shared voting and disposition power with respect to, an aggregate of 536,960 Shares (representing approximately 15.3% of the Shares outstanding on June 10, 1998, on a fully diluted basis.) However, each of Wolters Kluwer, WKUS, the Parent and the Offeror have disclaimed beneficial ownership to such shares, and this statement shall not be construed as an admission that any of Wolters Kluwer, WKUS, the Parent or the Offerer are the beneficial owners of any securities covered by this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

      The information set forth in the Introduction, Section 9 ("Certain Information Concerning Wolters Kluwer, Wolters Kluwer International, WKUS, WK America, the Parent and the Offeror"), Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") and Section 13 ("Merger Agreement, the Purchase Agreements, the Option Agreement and the WKUS Letter") of the Offer to Purchase is incorporated herein by reference.

                                                              Page 8 of 10 Pages


Item 7. Material to be Filed as Exhibits.

Exhibit A     Form of Offer to Purchase dated June 10, 1998.

Exhibit B     Agreement and Plan of Merger, dated as of June 10, 1998, among the
              Parent, the Offeror and the Company.

Exhibit C     Stock Purchase Agreement, dated as of June 10, 1998, between the
              Offeror and Martin Tash and Arlene Tash, together with a Guaranty of Parent.

Exhibit D     Stock Purchase Agreement, dated as of June 10, 1998, between the
              Offeror and Mark Shaw and Hally Shaw, together with a Guaranty of Parent.

Exhibit E     Stock Purchase Agreement, dated as of June 10, 1998, between the
              Offeror and Ghanshyam Patel and Anila Patel, together with a Guaranty of Parent.

Exhibit F     Stock Purchase Agreement, dated as of June 10, 1998, between the
              Offeror and Bernard Bressler, together with a Guaranty of Parent.

Exhibit G     Stock Purchase Agreement, dated as of June 10, 1998, between the
              Offeror and Teresa Bressler, together with a Guaranty of Parent.

Exhibit H     Stock Option Agreement, dated June 10, 1998 between the Parent and the Company.

Exhibit I     Letter, dated June 10, 1998, from WKUS to the Company.

Exhibit J     Confidentiality Agreement, dated as of April 6, 1998, between WKUS and Salomon Smith Barney.

Exhibit K     Exclusivity Agreement, dated as of June 4, 1998, between WKUS and the Company.

Exhibit L     Joint Filing Agreement, dated as of July 10, 1998, among the
              Offeror, Parent, WKUS and Wolters Kluwer.

                                                              Page 9 of 10 Pages


                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 10, 1998                    PPC ACQUISITION CORP.


                                 By: /s/ Jeffrey K. Smith
                                    ------------------------------
                                    Name: Jeffrey K. Smith
                                    Title: President

                                 KLUWER BOSTON, INC.


                                 By: /s/ Jeffrey K. Smith
                                    ------------------------------
                                    Name: Jeffrey K. Smith
                                    Title: President

                                 WOLTERS KLUWER U.S. CORPORATION


                                 By: /s/ Peter W. van Wel
                                    ------------------------------
                                     Name: Peter W. van Wel
                                     Title: President and CEO

                                 WOLTERS KLUWER nv


                                 By: /s/ Peter W. van Wel
                                    ------------------------------
                                    Name: Peter W. van Wel
                                    Title: Member, Executive Board

                                                             Page 10 of 10 Pages


                                 EXHIBIT INDEX

Exhibit No.                             Description
-----------   ------------------------------------------------------------------
Exhibit A     Form of Offer to Purchase dated June 10, 1998.

Exhibit B     Agreement and Plan of Merger, dated as of June 10, 1998, among the
              Parent, the Offeror and the Company.

Exhibit C     Stock Purchase Agreement, dated as of June 10, 1998, between the
              Offeror and Martin Tash and Arlene Tash, together with a Guaranty of Parent.

Exhibit D     Stock Purchase Agreement, dated as of June 10, 1998, between the
              Offeror and Mark Shaw and Hally Shaw, together with a Guaranty of Parent.

Exhibit E     Stock Purchase Agreement, dated as of June 10, 1998, between the
              Offeror and Ghanshyam Patel and Anila Patel, together with a Guaranty of Parent.

Exhibit F     Stock Purchase Agreement, dated as of June 10, 1998, between the
              Offeror and Bernard Bressler, together with a Guaranty of Parent.

Exhibit G     Stock Purchase Agreement, dated as of June 10, 1998, between the
              Offeror and Teresa Bressler, together with a Guaranty of Parent.

Exhibit H     Stock Option Agreement, dated June 10, 1998 between the Parent and the Company.

Exhibit I     Letter, dated June 10, 1998, from WKUS to the Company.

Exhibit J     Confidentiality Agreement, dated as of April 6, 1998, between WKUS and Salomon Smith Barney.

Exhibit K     Exclusivity Agreement, dated as of June 4, 1998, between WKUS and the Company.

Exhibit L     Joint Filing Agreement, dated as of July 10, 1998, among the
              Offeror, Parent, WKUS and Wolters Kluwer.